RESPONSE TO ITEMS 77.C. and 77.M.

Results of Special Shareholder Meetings of
Thrivent Partner International Stock Fund

A special meeting of the shareholders of Thrivent Partner International Stock Fund (the “Fund”) of Thrivent Mutual Funds (the “Trust”) was held on September 9, 2011. The shareholders of the Fund approved the merger of the Fund into Thrivent Partner Worldwide Allocation Fund. Shares cast for, to withhold, against, or to abstain are set forth as follows:

For:	29,196,975.769
Against:	706,551.555
Abstain:	716,733.668

The merger occurred at the close of business on September 16, 2011.